Exhibit 99.1

April 9, 2009	TSX: QC NYSE AMEX/AIM: QCC

Common Shares Issued from Treasury

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) today announces that subsequent to the previously announced completion of CDN$40 million of 13.5% Cumulative First Preferred Shares, Series A (“Preferred Shares”) on December 30, 2008, the Company will pay its declared dividend of $1,361,096 (or $0.068 per Preferred Share) by the issuance of 2,141,435 common shares (“Common Shares”) of the Company. An application has been made to the London Stock Exchange for Common Shares of no par value in the Company to be admitted to trading on AIM (“Admission”) and Admission will be effective on April 17, 2009.  Approval for the issuance of these common shares has already been received from the Toronto Stock Exchange and the NYSE AMEX Exchange.

Following the admission, the issued share capital of the Company will be 150,335,908 common shares.

About Quest

Quest is a Mortgage Investment Corporation (“MIC”), whereby dividends paid serve to reduce the Company’s taxable income and are taxed as interest in the hands of its shareholders. A MIC must comply with specific rules on an ongoing basis to maintain its tax benefitted status.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contact in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Ryan Cohen (P): 011 44 20 7050 6500

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, V6C 2B5 Tel:  604-687-8378  Fax:  604-681-4692
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.